1(212) 318-6275

rachaelschwartz@paulhastings.com

March 7, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The TETON Westwood Funds (the “Trust”)
Post-Effective Amendment No. 44 to the Registration Statement
on Form N-1A under the Securities Act of 1933 (33-06790)

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 and the Investment Company Act of 1940 one copy of Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A. It is proposed that this filing will become effective on May 21, 2013, pursuant to paragraph (a)(2) of Rule 485 of the Securities Act of 1933.

The Trust is making this filing pursuant to Rule 485(a) to introduce a new series of the Fund.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

Paul Hastings LLP  |  75 East 55th Street  |  New York, NY 10022

t: +1.212.318.6000  |  www.paulhastings.com